Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 27 - 2011

November 2, 2011
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. ANNOUNCES THIRD QUARTER 2011 CONFERENCE CALL
& WEBCAST

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) plans to announce its 2011 Third Quarter financial results before market open on Thursday, November 10, 2011.

In addition, Aurizon management will host a conference call and live webcast for analysts and investors on Thursday, November 10, 2011 at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to review the results.

Conference Call Numbers:

Canada & USA Toll Free Dial In: 1-800-319-4610 or Outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon111110.html.

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Thursday, November 17, 2011.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & CEO: George Paspalas – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
VP Operations: Martin Bergeron – 819-874-4511	Montreal, QC H3Z 3B8
Investor Relations: jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com	Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com Telephone: 514-939-3989 Fax:514-939-3717